UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ARCHON CORPORATION

(Name of Issuer)

Archon Corp 8% Series Preferred

(Title of Class of Securities)

03957P 20 0

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn:  Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

June 16, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03957P 20 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 361,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 361,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. FEIN 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 361,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 361,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IA, PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 361,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 361,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 361,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 361,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the 8% preferred stock (“Preferred Stock”) and the common stock (“Common Stock”), of Archon Corporation, a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 3993 Howard Hughes Parkway, Suite 630 Las Vegas, NV 89109.

Item 2.	Identity and Background

(a), (f)       This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the “Reporting Persons”).  The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

(c)  The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies.  Laminar has no executive officers or directors.   The principal business of DESCO LP is to act as an investment adviser to certain funds, including without limitation Laminar.  The principal business of DESCO LLC is to act as managing member to certain funds, including without limitation Laminar.  D. E. Shaw & Co., Inc. (“DESCO Inc.”), a Delaware corporation, is the general partner of DESCO LP.  D. E. Shaw & Co. II, Inc. (“DESCO II, Inc.”), a Delaware corporation, is the managing member of DESCO LLC.  David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e)      During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
In acquiring 361,000 shares of Preferred Stock since November 23, 2004, Laminar invested approximately $1,168,750 (excluding commissions) of its working capital.
In acquiring 300,000 shares of Common Stock since November 23, 2004, Laminar invested approximately $5,602,605 (excluding commissions) of its working capital.
Item 4.	Purpose of Transaction

Laminar has had and is continuing to have discussions with the Issuer and other investors concerning the Issuer.  Subject in each case to applicable law, Laminar intends to continue to review its investment in the Preferred Stock and Common Stock from time to time.  Depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Preferred Stock and Common

Stock, or other securities related to the Issuer, and other general market and investment conditions, Laminar may at any time and from time to time (as permitted by applicable law) to acquire through open market purchases or otherwise additional shares of the Issuer’s Preferred Stock and Common Stock, sell through the open market or otherwise, or otherwise engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of the Issuer.  There can be no assurance, however, that Laminar or any other Reporting Persons will take any such action.  Neither Laminar nor any Reporting Person has entered into any contracts, arrangements or understandings with respect to any securities of the Issuer with any third party.

On June 16, 2005 Laminar sent a letter to Mr. Paul W. Lowden, Chairman of the Board and President of the Issuer, regarding the Issuer’s bonus and option plans.  A copy of the letter is attached hereto as Exhibit 2.

As part of Laminar’s ongoing review, Laminar may from time to time hold talks or discussions with and respond to any inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or its representatives, other shareholders, and other persons or entities regarding the Issuer’s affairs, strategic alternatives or activities.  Based on the above-referenced talks, discussions or inquiries, and subject to applicable law and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Preferred Stock and Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to pursue various strategic alternatives in respect of its investment in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

• proposing a shareholder proxy challenging recent proposed transactions with respect to the Issuer;
• forming and conducting potential strategic developments and plans related to the Issuer;
• seeking direct or indirect representation on the Board of Directors of the Issuer;

•                    making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, management compensation arrangements for capital structure, Articles of Incorporation or Bylaws or other matters;

• seeking to influence the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;
• restructuring and effecting other significant transactions with respect to the Issuer;
• financing or participating in “going private” transaction;
• taking any other actions that could have the purpose or effect of directly or indirectly influencing control of the Issuer; or
• providing financing for any of the foregoing.

Such transactions may take place at any time without prior notice.  There can be no assurance, however that any of such possible courses of action will be pursued or, if pursued, consummated by Laminar or any other Reporting Person.

Except as contemplated in this Item 4, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer

(a)     Laminar owns 361,000 shares of Preferred Stock, representing 8.0% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2005.

Laminar owns 300,000 shares of Common Stock, representing 4.8% of the Common Stock outstanding and deemed to be outstanding based upon the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 16, 2005.

(b) Laminar will have the power to vote or to direct the vote (and the power to dispose or direct the disposition of) the Preferred Stock and Common Stock.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Preferred Stock and Common Stock.  As general partner of DESCO LP, DESCO Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared the power to dispose or direct the disposition of) the Preferred Stock and Common Stock. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposition of) of the Preferred Stock and Common Stock.  None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Preferred Stock and Common Stock.

David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares owned by Laminar constituting approximately 8.0% of the outstanding shares of Preferred Stock and 4.8% of the Common Stock therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Preferred Stock and Common Stock.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Preferred Stock and Common Stock other than the shares owned by Laminar.

(c) Not applicable.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock and Common Stock owned by Laminar.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
Item 7.	Material to Be Filed as Exhibits
1.	Joint Filing Agreement, by and among the Reporting Persons, dated June 17, 2005.
2.	Letter, dated June 16, 2005, from D.E. Shaw & Co., L.L.C. to Mr. Paul W. Lowden, Chairman of the Board and President of the Archon Corporation.
3.	Powers of Attorney, granted by David E. Shaw in favor of Anne Dinning, dated February 24, 2004.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.  Powers of Attorney, dated February 24, 2004 granted by David E. Shaw in favor of Anne Dinning, are attached hereto.

Dated:  June 17, 2005

D. E. Shaw Laminar Portfolios, L.L.C.

By: D. E. Shaw & Co., L.L.C., as managing member

By:	/s/ Anne Dinning
Anne Dinning
Managing Director

D. E. Shaw & Co., L.P.

By:	/s/ Anne Dinning
Anne Dinning
Managing Director

D. E. Shaw & Co., L.L.C.

By:	/s/ Anne Dinning
Anne Dinning
Managing Director

David E. Shaw

By:	/s/ Anne Dinning
Anne Dinning
Attorney-in-Fact for David E. Shaw